‘Discounted’ painting almost sold out Inbox ×

MASTERWORKS
Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Sam,

Heads up that our ‘discounted’ offering featuring Christopher Wool is at 99% progress!

We launched the offering at $4.4M. But our team of art appraisers valued it at $6M in July 2023!* We rarely see a ‘discount’ between an offering’s size and appraisal, one of many factors to consider.

That internal valuation was based on 10 years of similar auction sales. Similar four letter paintings — Wool's signature style — have sold at auction for $7M (2021), $14M (2019), and even $29.9M (2015), among others.


OH
OH

Our Offering

Offering Size:

$4,400,000


FO
OL

Similar Work

Sale Price:

$14,000,000


RI
OT

Similar Work

Sale Price:

$29,930,000

Important Note:

ArtPrice data, Masterworks Illustration. Appraisals are internal, valid only for that effective date, and involve subjectivity. See Appraisal disclosures at masterworks.com/cd

Invest in the offering here before it's sold out and view the offering circular below.

99% PROGRESS

Thanks,

Anthony DeSimone

—

Investor Relations
M A S T E R W O R K S

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

View offering circular here. Investing Involves Risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

*The Painting was internally appraised by Masterworks at a fair market value of $6,000,000 on July 14, 2023. The fair market value appraisal, a copy of which is filed with the offering circular, is relevant only as of the date it was issued and is subject to important qualifications and limitations as set forth therein. Although Masterworks believes the appraisal provides relevant information for investors, it should only be viewed as a statement of opinion, and undue emphasis should not be placed on the appraised amount. Valuation of unique art objects requires a high degree of subjectivity, so while Masterworks acknowledges that a sale at a public auction is one of the strongest indicators of value, it is not the only piece of information that should be taken into account.

Progress bar reflects the percentage of the total offering for which investors have initiated a subscription on the website's buyflow. This includes subscriptions that have closed for which shares have been issued, subscriptions that have been funded, but are not yet closed, subscriptions that been signed (i.e. reserved), but not yet funded and subscriptions that have been initiated whereby a person has entered the number of shares and amount they wish to purchase, but has not yet completed the subscription. Since some of these potential investors will ultimately not complete the purchase, the progress percentage always reflects the higher end of the range of subscriptions received at any given point in time.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.